Stradley Ronon Stevens & Young, LLP
2005 Market Street
Suite 2600
Philadelphia, PA 19103
Telephone  215.564.8000
Fax  215.564.8120
www.stradley.com
Kenneth L Greenberg
Partner
kgreenberg@stradley.com
215.564.8149

January 17, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:                          Mark A. Cowan, Esq.

Re:	Allianz Variable Insurance Products Fund of Funds Trust (File No. 333-268901) and Allianz Variable Insurance Products Trust (File No. 333-268900)
Dear Mr. Cowan:

This letter provides the responses of the Allianz Variable Insurance Products Fund of Funds Trust (“VIP FoF Trust” or a “Registrant”) and the Allianz Variable Insurance Products Trust (“VIP Trust” or a “Registrant” and together with VIP FoF Trust, the “Registrants”) to the disclosure comments that I received on January 10, 2023 from Mark A. Cowan, Esq., the staff disclosure reviewer,  on the Registration Statement on Form N-14 (the “Registration Statement”) of VIP FoF Trust.  Comments and responses on VIP FoF Trust’s Registration Statement also apply to the Registration Statement of  the VIP Trust.  The Registration Statements were filed with the Securities and Exchange Commission (“SEC”) on December 20, 2022 under the Securities Act of 1933 (the “Securities Act”).
Below I have included Mr. Cowan’s comments and the Registrants’ responses (in bold) to each comment.  Capitalized terms not defined herein have the same meaning as in the Registration Statement.

Comments on the Joint Information Statement/Prospectus
1.
Comment:  We question whether the Registrants may rely on the Janus Aspen Series no-action letter (pub. avail. April 10, 2008) due to the disclosure that certain Funds will bear the costs of the Reorganization.  Please explain the basis for such reliance.

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

Mark A. Cowan, Esq.
U.S. Securities and Exchange Commission
January 17, 2023

Response:  After further discussions with the SEC staff and the Investment Manager, the Investment Manager has agreed to pay the costs of the Reorganizations including repositioning costs.  In light of this change, the Registrants believe that it has addressed the SEC staff’s concerns regarding its reliance on the Janus no-action letter.

2.	Text: The first sentence of the second paragraph of the Shareholder Letter states:
“The Boards of Trustees of the VIP Trust and the VIP FoF Trust approved the reorganizations regarding the following series of the Trusts into another series of the Trusts, as follows:”
Comment:  Insert the word “unanimously” before the word “approved.”
Response:  Revised as requested.
3.	Text: Table listing the Reorganizations in the Shareholder Letter- in particular, the Reorganization of the AZL® MSCI Emerging Markets Equity Index Fund into the AZL® International Index Fund.
Comments:  The reviewer noted that:

(a)  this particular Reorganization involves shareholders moving from a fund tracking performance of an emerging market index to that of a developed market index, which appears to be a significant shift in strategy;

(b) the Board considerations disclosure characterizes these funds as "substantially similar" based on each Fund using a passive management style to track the performance of an index comprised of foreign equity securities, but then notes the difference between exposure to emerging markets versus developed markets and associated risks; and

(c)  the entire portfolio is being liquidated and converting to cash.

In light of the foregoing:

1) Disclosure regarding this Reorganization should highlight where applicable that the Acquiring Fund is not similar to the Acquired Fund in terms of investments, risks and exposure to emerging markets.

2) Please explain supplementally how the Reorganization of the AZL® MSCI Emerging Markets Equity Index Fund (“Emerging Markets Fund”) is in the best interests of the contract owners.

Mark A. Cowan, Esq.
U.S. Securities and Exchange Commission
January 17, 2023

3) In light of the Registrants’ reliance on the Janus no-action letter, we believe the Manager should pick up all of the costs of liquidating the portfolio and converting to cash.

Responses:

1)  Revised as requested.

2)
The Board determined that the Reorganization would be in the best interest of shareholders based on the totality of the information as to all of the factors described under the section titled “REASONS FOR THE PROPOSED REORGANIZATION AND BOARD DELIBERATIONS.” Such factors included, but were not limited, to the declining assets of the Emerging Markets Fund, the ability of shareholder to retain an investment that uses an indexing strategy whose principal investments were foreign securities albeit developed markets securities rather than emerging markets securities; the relative performance of the Acquired Fund versus the Acquiring Fund; the lower expenses of the Acquiring Fund; and the tax consequences of the Reorganization. As disclosed in the Joint Information Statement/ Prospectus, in its deliberations, the Board did not identify any single factor that was paramount or controlling and individual Board members may have attributed different weights to various factors.

3)  The Manager has agreed to pick up all of the costs of liquidating the portfolio and converting to cash.

4.	Text: Second sentence of the fourth paragraph of the Shareholder letter states:
These reasons include low and declining assets, unsatisfactory long-term investment performance, portfolio manager changes in sub-advisors, and/or the need to simplify the variable annuity investment option lineup.
Comment: Please delete the reference to the need to simplify the variable annuity investment option lineup.  The Board did not consider it as a factor when approving the Reorganizations, and we do not see it as an appropriate factor to be weighted in determining whether the transaction is in the best interest of contract owners.  This factor benefits the Manager.
Response:  Revised as requested.
5.	Text: The second sentence of the second full paragraph on the second page of the Shareholder Letter states:

Mark A. Cowan, Esq.
U.S. Securities and Exchange Commission
January 17, 2023

“To accomplish each proposed reorganization, the Board of Trustees of each Acquired Fund has approved an Agreement and Plan of Reorganization.”

Comment:  Insert the word “unanimously” before the word “approved.”
Response:  Revised as requested.

6.	Text: Third full paragraph of the second page of the Shareholder states:
“Any such transfers will be subject to the restrictions on investment option allocations set forth in your Contract.”
Comment:  Please explain more clearly what restrictions are being referred to.
Response:  There are a wide variety of investment allocation restrictions imposed by different contracts and related optional benefits and it is not practical to describe them.  The Registrants believe that the disclosure is sufficient for alerting contract holders that certain restrictions may apply to them.
7.	Text: Last sentence of the first full paragraph under the question “Why are Reorganizations being proposed?” in the Joint Information Statement/Prospectus Q&A states:
“Each Acquiring Fund, except for the MVP DFA Multi-Strategy Fund is larger than its corresponding Acquired Fund.”
Comment:  Should “AZL” be inserted immediately before MVP?
Response:  Revised as requested.

8.	Text: Last paragraph under the question “Why are Reorganizations being proposed?” in the Joint Information Statement/Prospectus Q&A states:
“There are some significant differences in the investment strategies and risks of the Funds, which are described in the accompanying Joint Information Statement/Prospectus. You should consider consulting with your financial professional to discuss your options for transferring contract value to other investment options available under your contract.”

Comment:  Consider briefly highlighting the significant differences here (similar to what was done above).
Response:  Revised as requested.

Mark A. Cowan, Esq.
U.S. Securities and Exchange Commission
January 17, 2023

9.
Text:  The second and third sentences under the question “Will the expenses of the Fund in which I participate increase as a result of the Reorganization?” in the Joint Information Statement/Prospectus Q&A states:

“The management fees and total expense ratio paid by each Acquiring Fund are lower than those paid by the corresponding Acquired Fund.  Specific detail with respect to each Reorganization combination is  shown in the pro forma fee tables starting on page 46 of the enclosed Joint Information Statement/Prospectus.”

Comments:
(a) The management fees are the same (not lower) with respect to the Reorganization of the AZL MVP Fusion Moderate Fund into AZL MVP DFA Multi-Strategy Fund.  Please revise the disclosure accordingly.  In this regard, if the management fee is just lower because of fee waiver and/or expense reimbursement, the disclosure should be clear about the reduction due to the waiver and/or expense reimbursement and that fees could go up after their termination.  There appears to be other Reorganizations where fee and expenses could become higher after expiration of the waiver or expenses reimbursement.  We suggest for each Reorganization, providing the pro forma total gross and net (after fee waiver) so contract owners can see that fee and expenses could be higher after expiration of the waiver or expenses reimbursement.

(b)  The disclosure should also specify for each Reorganization where there is a fee and/or expense reduction due to the waiver and/or expense reimbursement that the fees and expenses could increase after April 30, 2024 when the fee waiver and/or expense reimbursement agreement, as applicable, terminates.
(c)	Double check the accuracy of the page reference in the paragraph.
Responses:
(a) The Registrants have revised disclosure to indicate that the management fees are the same with respect to the Reorganization of the AZL MVP Fusion Moderate Fund into AZL MVP DFA Multi-Strategy Fund.  For those Reorganizations where annual fund operating fees and expenses could become higher after expiration of a waiver or expenses reimbursement,  disclosure has been added to note that such annual fund operating fees and expenses could increase after the termination of the waiver and/or expense reimbursement.  The Registrants have also included in the Summary a chart that compares each Acquired Fund’s total gross and net annual fund operating expenses with the  pro forma total gross and net annual fund operating expenses so contract owners will be able to see that annual fund

Mark A. Cowan, Esq.
U.S. Securities and Exchange Commission
January 17, 2023

operating fees and expenses could be higher after expiration of the waiver and/or expenses reimbursement.
(b)  Revised as requested.
(c) The Registrants will double check the accuracy of the page reference in the paragraph and correct it if needed.

10.	Text: The first two sentences of the first paragraph under the question “Who is paying the costs of the Reorganizations?” of the Joint Information Statement/Prospectus Q&A states
Costs related to each Reorganization (including any transaction costs related to repositioning of the portfolios in connection with the Reorganization) are estimated to be approximately as set forth in the table below. Costs related to the Reorganization of the AZL DFA Five-Year Global Fixed Income Fund and the AZL MetWest Total Return Bond Fund will be paid by Allianz Investment Management LLC, the Funds’ investment manager (the “Manager”).

Comments:
(a)
Please confirm that each Reorganization is consistent with the Janus Aspen Series no-action letter (pub. avail. April 10, 2008).  It appears that in at least a couple of these reorgs that Fund investors might be bearing the costs of the Reorganization (other than brokerage expenses).  We believe that under Janus, the Manager should be paying all the costs of the Reorganizations.  While we have not objected to brokerage costs being paid by contract owners, we think that in the case of the Emerging Markets Fund Reorganization where the Fund is selling off its portfolio and converting to cash, the Manager should be paying all the Reorganization costs, and not carve out brokerage costs.  Please revise the paragraph to disclose that Manager is picking up costs of all the Reorganizations.

(b)
In the table that follows the paragraph which provides the estimated costs of the Reorganization, please show repositioning costs for each merger on an aggregate and per share basis and note that Manager is going to pay such repositioning costs as part of the Reorganization costs.  We note that the only repositioning cost figure is the $280,000 figure in footnote 1 to the table and relates only to Emerging Markets Fund.  Are there no repositioning costs to report for the other reorgs?

Response:  As noted above, after further discussions with the SEC staff and the Investment Manager, the Investment Manager has agreed to pay the costs of the Reorganizations including repositioning costs.  In light of this change, the

Mark A. Cowan, Esq.
U.S. Securities and Exchange Commission
January 17, 2023

Registrants believe that it has addressed the SEC staff’s concerns regarding its reliance on the Janus no-action letter.  The paragraph and related table have been revised to disclose that the Manager is picking up costs of all of the Reorganizations including repositioning costs.

11.	Text: The third and fourth sentences of the first paragraph under the question “Who is paying the costs of the Reorganizations?” in the Joint Information Statement/Prospectus Q&A states:
“It is anticipated that the AZL MVP Fusion Balanced Fund, AZL MVP Fusion Conservative Fund and AZL MVP Fusion Moderate Fund (collectively, the “Fusion Funds”) will redeem their shares in the AZL MSCI Emerging Markets Equity Index Fund (the “Emerging Markets Fund”) after the Emerging Markets Fund liquidates its portfolio, and as a result, the Fusion Funds will each indirectly bear its pro rata share of the transaction costs involved in liquidating the Emerging Markets Fund’s portfolio.  Similarly, the Fusion Funds will redeem their shares in the AZL Gateway Fund as part of the Reorganization  and in connection with such redemption, will indirectly bear their pro rata share of any transaction costs incurred related to the liquidation of AZL Gateway Fund’s portfolio securities that are needed to be made in order to satisfy such redemption request.”

Comments:

(a) The bearing of these transaction costs by the Funds seems inappropriate for a transaction relying on the Janus no-action letter. Please explain supplementally why the Manager is not bearing these transaction costs.

(b) Reconsider use of the defined term “Emerging Markets Fund.”  It does not appear to be defined elsewhere.

Responses:
(a) As noted above, the Investment Manager has agreed to pay the costs of the Reorganizations including repositioning costs.  In light of this change, the Registrants believe that it has addressed the SEC staff’s concerns regarding its reliance on the Janus no-action letter.  The paragraph and related table have been revised to disclose that the Manager is picking up costs of all of the Reorganizations including repositioning costs.
(b) Revised as requested.

Mark A. Cowan, Esq.
U.S. Securities and Exchange Commission
January 17, 2023

12.	Text: The last sentence of the first paragraph under the question “Who is paying the costs of the Reorganizations?” of the Joint Information Statement/Prospectus Q&A states:
“Costs related to each other Reorganization will be paid by each respective Acquired Fund, subject to the cost limit set forth below (the “Cost Limit”). To the extent that actual costs related to any Reorganization exceed the Cost Limit set forth below, any excess costs will be paid by the Manager.”

Comment:  Revise the disclosure and the table that follows to reflect that the Reorganization costs are borne by the Manager.  We do not see a basis for treating the contract owners differently depending on the Reorganization in which they participate.  The disclosure on page 79 in the sub-section titled “Costs” is also impacted by this comment.

Response:  Revised as requested.

13.
Text:  The documents filed with the SEC listed and incorporated by reference into the Joint Information Statement/Prospectus under the heading “WHERE TO GET MORE INFORMATION” in the Joint Information Statement/Prospectus.

Comment:  Include hyperlinks to any document incorporated by reference into the Joint Information Statement/Prospectus.

Response:  Revised as requested.

14.	Text: The first sentence of the last paragraph of the section titled “ABOUT THE ACQUIRED AND ACQUIRING FUNDS” states:

“The Contract Owners will be subject to the investment policies of the Acquiring Fund.”

Comment:  What does this mean?  Revise for clarity.

Response:  The disclosure in  question has been revised to indicate that because the contract values that were allocated to subaccounts invested in the Acquired Fund will, as a result of the Reorganization, be allocated to sub accounts investing in the Acquiring Fund which have their own separate investment objectives and policies that are different from those of the Acquired Fund.

Mark A. Cowan, Esq.
U.S. Securities and Exchange Commission
January 17, 2023

15.	Text: The second sentence of the first paragraph under the section titled “HOW THE REORGANIZATION WILL WORK” states:

“It is expected that AZL MSCI Emerging Markets Equity Index Fund will liquidate all or substantially all of its assets prior to this transfer, and transfer the resulting cash and any remaining assets.”

Comment:  Please explain supplementally why the transaction is being done this way.

Response:  The AZL MSCI Emerging Markets Equity Index Fund  is an index fund of emerging markets issuers.  The AZL International Index Fund is an index funds of developed foreign markets issuers.  Because there is little or no overlap of investments in the investment portfolio, the AZL MSCI Emerging Markets Equity Index will need to liquidate all or substantially all of its assets prior to the Reorganization and transfer the resulting cash and any remaining assets.

16.	Text: The last sentence of the second paragraph under the section titled “HOW THE REORGANIZATION WILL WORK” states:

“The value of your interest in the subaccounts investing in an Acquiring Fund received in connection with the Reorganization will equal the value of your interest in the subaccounts that were invested in the corresponding Acquired Fund immediately before the Reorganization.”

Comment:  Insert “net asset” before the word “value” in the two places the word is used.

Response:  The Registrants note that, in reference to Contract value or the value of subaccounts, or other references to the value of the underlying variable Contracts, the variable contracts do not have a “net asset value.” The Registrants believe that the disclosure regarding Contract or subaccount “value” is accurate.

17.	Text: Table of Contents

Comment:  Please double check all page number references.

Response:  All page number references in the table of contents will be checked and corrected, if needed.

18.	Text: On page 1 of the Joint Information Statement/Prospectus, the last sentence of the second paragraph under the section titled “HOW THE REORGANIZATION WILL WORK?” states:

Mark A. Cowan, Esq.
U.S. Securities and Exchange Commission
January 17, 2023

“The value of your interest in the subaccounts investing in an Acquiring Fund received in connection with the Reorganization will equal the value of your interest in the subaccounts that were invested in the corresponding Acquired Fund immediately before the Reorganization.”

Comment:  Insert “net asset” before the word “value” in the two places the word is used.

Response:  The Registrants note that, in reference to Contract value or the value of subaccounts, or other references to the value of the underlying variable Contracts, the variable contracts do not have a “net asset value.” The Registrants believe that the disclosure regarding Contract or subaccount “value” is accurate.

19.	Text: On page 2 of the Joint Information Statement/Prospectus, the first sentence of the second paragraph under the section titled “TAX CONSEQUENCES” states:

“As a condition to the consummation of the Reorganization, the Trust will have received one or more opinions of Stradley Ronon Stevens & Young, LLP, dated on or before the effective time of the Reorganization, addressed to and in form and substance satisfactory to the Trust that, assuming the variable contracts and the insurance companies issuing them are properly structured under the insurance company provisions of section 817(d) of the Code, and the ownership of shares in the Funds and access to the Funds satisfies the requirements of Treasury Regulations section 1.817-5(f), the Reorganization will not be a taxable event for Contract Owners whose Contract values are determined by investment in shares of the Acquired Fund.”

Comment:  Please delete the clause that states:  “assuming the variable contracts and the insurance companies issuing them are properly structured under the insurance company provisions of section 817(d) of the Code, and the ownership of shares in the Funds and access to the Funds satisfies the requirements of Treasury Regulations section 1.817-5(f).” We believe the assumption undermines the opinion.

Response:  We respectfully decline this comment.  The Registrants’ counsel is not involved in the organization and operation of the variable contracts or the actions of the insurance companies issuing them and therefore must make the assumption as counsel has no direct knowledge of whether the variable contracts or insurance companies are in compliance with the Code or cited Treasury Regulations.

20.	Text: On page 3 of the Joint Information Statement/Prospectus, the first sentence under the heading titled “COMPARISON OF INVESTMENT OBJECTIVES” states:

Mark A. Cowan, Esq.
U.S. Securities and Exchange Commission
January 17, 2023

“The following table presents the investment objective of each of the Funds. The investment objective of each Fund may be changed by the Board of Trustees without shareholder approval.”

Comment:  Add a sentence that notes that the investment objectives of each Acquired and Acquiring Fund are different.

Response:  Revised as requested.

21.	Text: On page 7 of the Joint Information Statement/Prospectus, the “Comparison” section of the Table in the section titled “COMPARISON OF PRINCIPAL INVESTMENT STRATEGIES.”
Comment:   The Summary should include only the disclosure contained in the “Comparison” section.  Please move the actual charts to later in the document.  Also for ease of investor comprehension please consider using bullet points or some other convention to better highlight the key differences  in the “Comparison” disclosure.
Response:  Revised as requested.

22.	Text: Page 31 of the Joint Information Statement/Prospectus, section titled “PRINCIPAL RISK FACTORS”
Comment:  For the Summary section, prepare a comparison for each Reorganization and move details to later in the document.
Response:  Revised as requested.

23.	Text: Page 51 of the Joint Information Statement/Prospectus, section titled “FEES AND EXPENSES”
Comment:  The Fee Tables should not be this far back in the Joint Information Statement/Prospectus.  Shorten the summary of strategies and risks as noted above.  Also, please confirm that the fee tables are based on current fees, which should be the most recent fees available.

Response:  Revised as requested.  The Registrants confirm that the fee tables are based on current fees.

24.	Text: On page 52 of the Joint Information Statement/Prospectus, Footnote 1 of the Expense Table for AZL DFA 5 Year Global Fixed Income Fund into AZL Enhanced Bond Index Fund states:

Mark A. Cowan, Esq.
U.S. Securities and Exchange Commission
January 17, 2023

“(1) The Manager and the Acquired Fund have entered into a written agreement reducing the management fee to 0.50% through at least April 30, 2024, after which the fee waiver may be terminated by the Manager or the Fund at any time and for any reason.”

Comment:  Please confirm supplementally that there will be no recoupment of fees waived as to the Acquired Fund after the Reorganization.  This comment applies to every Reorganization where the Acquired Fund has a fee waiver and/or expense reimbursement.

Response:  The Registrants confirm that there will be no recoupment of fees waived as to an Acquired Fund after the Reorganization.

25.	Text: On page 52 of the Joint Information Statement/Prospectus, Footnote 2 of Expense table for AZL Gateway Fund into AZL FIAM Multi-Strategy Fund states:

“The Manager and the Acquiring Fund have entered into a written agreement limiting operating expenses, excluding certain expenses (such as interest expense and Acquired Fund Fees and Expenses), to 0.71% for Class 2 through at least April 30, 2024 after which the expense limitation agreement may be terminated for any reason by the Fund at any time or by the Manager on 30 days written notice to the Fund. Amounts contractually waived or reimbursed under the expense limitation agreement in a particular fiscal year may be recouped by the Manager within the next three fiscal years to the extent that recoupment will not cause the Fund’s expenses to exceed the lesser of any applicable limits in effect (i) at the time of the original waiver and (ii) at the time of such reimbursement, as supported by standard accounting practices.”

Comments:

(a)
It should be noted in earlier disclosure and in footnote that fees and expenses for the Reorganization could go up after April 30, 2024.  This comment applies to every other Reorganization where Acquiring Fund has a waiver and/or expense reimbursement.

(b)
Also in the second sentence in the footnote, delete the reference to “fiscal”.  The comment to remove the word “fiscal” applies to similar footnotes for any other Reorganization (see, e.g., AZL MVP Fusion Moderate Fund into AZL MVP DFA Multi-Strategy Fund).

Mark A. Cowan, Esq.
U.S. Securities and Exchange Commission
January 17, 2023

Responses:

(a)	Revised as requested.

(b)
The Registrants note that this disclosure correctly reflects both the language in the Acquiring Fund’s Expense Limitation Agreement with the Manager and the practice of the Acquiring Fund to reimburse prior waivers, subject to certain limitations, within the next three fiscal years following the fiscal year in which the waiver took place. The Registrants believe that this is consistent with industry practice since reimbursed or waived expenses are not considered final until fiscal year end, rather than on the day they were actually reimbursed or waived. This is primarily because, during the fiscal year, estimated expenses are accrued daily and may fluctuate on a day to day basis. Thus, amounts may be recaptured one day that were reimbursed or waived on an earlier day, only to have expenses exceed the expense cap on the following day thereby requiring another reimbursement or waiver.

26.	Text: On page 54 of the Joint Information Statement/Prospectus, footnote 1 of Expense Table for AZL MetWest Total Return Bond Fund into AZL FIAM Total Bond Fund states:

(1) The Manager and the Acquired Fund have entered into a written agreement reducing the management fee to 0.49% through at least April 30, 2024, after which the fee waiver may be terminated by the Manager or the Fund at any time and for any reason.

Comment:  Confirm supplementally that there is no recoupment for the Acquiring Fund.  Also note that fees and expenses could go up after April 30, 2024.

Response:  The Registrants confirm that there will be no recoupment of fees waived by the AZL MetWest Total Return Bond Fund after the Reorganization.

27.	Text: Page 58 of the Joint Information Statement/Prospectus the section titled “PERFORMANCE INFORMATION”

Comment:  Please confirm supplementally to the staff that earlier statements above about Acquiring Fund performance are accurate.  For example, the Shareholder Letter disclosed that each Acquiring Fund generally had better investment performance than its corresponding Acquiring Fund.

Mark A. Cowan, Esq.
U.S. Securities and Exchange Commission
January 17, 2023

Response:  The Registrants confirm that it believes that the statement that each Acquiring Fund generally had better investment performance than its corresponding Acquiring Fund is accurate.

28.	Text: On page 73 of the Joint Information Statement/Prospectus, the first sentence of the section titled “TERMS OF THE REORGANIZATION” states:

“The Board of Trustees of the VIP Trust and the VIP FoF Trust has approved the Plan.”

Comment:  Insert the word “unanimously” before the word “approved.”

Response:  Revised as requested.

29.	Text: On page 73 of the Joint Information Statement/Prospectus, the last sentence of the fourth paragraph under the section titled “TERMS OF THE REORGANIZATION” states:

“The value of your interest in the subaccounts investing in an Acquiring Fund received in connection with the Reorganization will equal the value of your interest in the subaccounts that were invested in the corresponding Acquired Fund immediately before the Reorganization.”

Comment:  Insert “net asset” before the word “value” in the two places the word is used.

Response:  See response to comment 16.

30.	Text: On page 74 of the Joint Information Statement/Prospectus, the first sentence of the second paragraph under the section titled “TAX STATUS OF THE REORGANIZATION” states:

“As a condition to the consummation of the Reorganization, the Trust will have received one or more opinions of Stradley Ronon Stevens & Young, LLP, dated on or before the effective time of the Reorganization, addressed to and in form and substance satisfactory to the Trust that, assuming the variable contracts and the insurance companies issuing them are properly structured under the insurance company provisions of section 817(d) of the Code, and the ownership of shares in the Funds and access to the Funds satisfies the requirements of Treasury Regulations section 1.817-5(f), the Reorganization will not be a taxable event for Contract Owners whose Contract values are determined by investment in shares of the Acquired Fund.”

Mark A. Cowan, Esq.
U.S. Securities and Exchange Commission
January 17, 2023

Comment:  Please delete the clause that states:  “assuming the variable contracts and the insurance companies issuing them are properly structured under the insurance company provisions of section 817(d) of the Code, and the ownership of shares in the Funds and access to the Funds satisfies the requirements of Treasury Regulations section 1.817-5(f).”  We believe the assumption undermines the opinion.

Response: See response to comment 19.

31.	Text: On page 75 of the Joint Information Statement/Prospectus, first two sentences of the third paragraph under the section titled “CERTAIN TAX CONSEQUENCES” states:

“AZL MSCI Emerging Markets Equity Index Fund expects to sell all or approximately all of its existing portfolio and incur transaction costs of approximately $280,000 in connection with its respective Reorganization.”

Comment:  All of these costs should be paid by the Manager.

Response:  As noted in the response to comment 1, the Investment Manager will pick up all reorganization expenses including repositioning costs.

32.	Text: Page 75 of the Joint Information Statement/Prospectus, the section titled “REASONS FOR THE PROPOSED REORGANIZATION AND BOARD DELIBERATIONS.”

Comment:  Please confirm that the Board considerations disclosure includes all materially adverse factors considered by the Board.  Otherwise, please add appropriate disclosure.

Response: The Registrants believe that the discussion in the section titled “Reasons for the Proposed Reorganization and Board Deliberations” section fairly describes the material factors that the Board weighed. None of the matters considered by the Board is characterized as being positive or negative.  The Board considered information regarding the matters disclosed and concluded, based on the totality of the information as to all factors, to approve the Reorganizations. The Registrants respectfully decline to add additional language as such disclosure is not required by Form N-14.

33.	Text: On page 76 of the Joint Information Statement/Prospectus, the sub-section titled “Reorganization Rationales”

Comments:

Mark A. Cowan, Esq.
U.S. Securities and Exchange Commission
January 17, 2023

(a)  These rationales (performance concerns, low and declining assets, etc. ) should be supported with data presented to and considered by the Board.  Alternatively, explain how the Board came to the conclusion based on this, that the Reorganization was in the best interest of contract owners.

(b) The Reorganizations relating to the AZL MVP Fusion Funds reference a “desire to reduce exposure to active strategies as a result of the proposed reorganizations of certain underlying Funds.” Please explain supplementally what this means.

Responses:

(a)  The Board of Trustees was provided with extensive data in support of the rationales.  The lead-in sentence to this sub-section has been revised to insert “and supporting information” after the phrase “following rationales” to clarify this point.  The Registrants do not believe that it is required by Form N-14 to itemize the data considered in this respect by the Board.

(b)   The Reorganizations will result in the reduction of active strategy mutual funds that are available for investment by the AZL MVP Fusion Funds and require them to be replaced by other index funds that are available to the Registrants which would make the AZL MVP Fusion Funds less distinguishable from  other index fund of funds that the VIP FoF Trust offers.

34.	Text: On page 77 of the Joint Information Statement/Prospectus, the sub-section titled “Continuity of Investment”

Comment:  For the Reorganizations involving the AZL DFA 5 Year Global Fixed Income Fund, AZL Gateway Fund, AZL MetWest Total Return Bond Fund and AZL MSCI Emerging Markets Index Equity Fund, there is disclosure that states the Board noted or considered a difference between the Acquiring Fund and the Acquired Fund:

AZL DFA 5 Year Global Fixed Income Fund:  “The Board further noted  a difference between the Acquired Fund, which provides a greater exposure to foreign securities, and the Acquiring Fund, which invests primarily in U.S. securities.”
AZL Gateway Fund:  “In this regard, the Board noted that the Acquiring Fund allocates approximately 60% of its assets to a fixed-income strategy and approximately 40% of its assets to an equity strategy, while the Acquired Fund invests primarily in common stocks and in derivatives to manage volatility.”

Mark A. Cowan, Esq.
U.S. Securities and Exchange Commission
January 17, 2023

AZL MetWest Total Return Bond Fund:  “The Board considered a difference between the Acquired Fund, which has the ability to sell short up to 25% of the value of its assets, and the Acquiring Fund, which does not have a similar strategy.”
AZL MSCI Emerging Markets Index Equity Fund:  “The Board considered the differences in risk characteristics between funds that invest in emerging and developed markets.”
With respect to the Reorganizations with noted differences between the Acquired and Acquiring Funds, were other Reorganization options considered?  Otherwise, explain why the Board considered that the Reorganization is in best interests despite these differences.  Just noting a difference is not enough.   A Board conclusion as to this factor in determining that the Reorganization was in this best interest of contract owners should be provided.

Response:  As noted above, the Registrants believe that the discussion in the section titled “Reasons for the Proposed Reorganization and Board Deliberations” fairly describes the material factors that the Board weighed in order to conclude, based on the totality of the information as to all factors, that the Reorganization was in the best interest of shareholders. However, language will be added to state that the Board considered other available alternatives to the proposed Reorganizations.

35.	Text: Page 78 of the Joint Information Statement/Prospectus, the sub-section titled “Expense Ratios”

Comments:
(a)
Did the Board consider that differences in costs with respect to the Reorganization involving an Acquired Fund with active strategies being acquired by a fund with an indexing strategy (i.e., AZL DFA 5 Year Global Fixed Income Fund into AZL Enhanced Bond Index Fund) was due to the different strategy?

(b)	Did the Board consider whether the operating expenses for the Acquiring Fund with an indexing strategy (AZL Enhanced Bond Index Fund) was in line with other similar Index funds?

Responses:

(a)
The Board did consider the differences in fees and expenses between each Acquired Fund and Acquiring Fund.  The AZL Enhanced Bond Index Fund is not a typical index fund as the Fund may not invest in all of the bonds in the Bloomberg U.S. Aggregate Bond Index (the “Index”) and it may not replicate the portfolio weights of the Index at all times. The Subadviser uses the Index as

Mark A. Cowan, Esq.
U.S. Securities and Exchange Commission
January 17, 2023

a guide in structuring the Fund and selecting investments and manages the Fund to have similar overall interest rate risk to the Index, but the Fund also has an investment objective of seeking to exceed the total return of the index.  As a result the Fund has both active and passive management strategies.  These matters are known to and were discussed with and considered by the Board.

(b)
The AZL Enhanced Bond Index Fund is not a typical index fund as the Fund may not invest in all of the bonds in the Index and it may not replicate the portfolio weights of the Index at all times.  As a result, comparing the operating expenses of the Fund to other similar index funds would be inapt.  The Board is familiar with the Fund's strategy and took this into account in considering the operating expenses of the Fund.

36.	Text: On page 83 of the Joint Information Statement/Prospectus, the last paragraph under the section “THE MANAGER AND SUBADVISERS” states:

The Manager may request and receive reimbursement from the Funds (“recoupment”) for expenses previously paid by the Manager under the Expense Limitation Agreement, which may include waived management fees, provided that such reimbursement will not cause the Fund to exceed any limits in effect (i) at the time of the original waiver and (ii) at the time of such reimbursement. The Fund’s ability to reimburse the Manager in this manner only applies to expenses paid by the Manager within the three fiscal years prior to the date of such reimbursement. Except as provided for in the Expense Limitation Agreement, reimbursement of amounts previously waived or assumed by the Manager is not permitted.

Comments:

(a)
Please confirm  supplementally that there will be no recoupment of fees and expenses waived before Reorganization by an Acquired Fund. If not, please explain the basis for recoupment after the termination.

(b)	As to an Acquiring Fund, please note that can only recoup for three years from date of waiver or reimbursement (not fiscal years, which could result in a recoupment period exceeding three years).

(c)	At next amendment of Acquiring Fund’s registration statement, please clarify as to the three years and that reimbursement will only be made if such repayment does

Mark A. Cowan, Esq.
U.S. Securities and Exchange Commission
January 17, 2023

         not cause the Acquiring Fund's expense ratio (after the repayment is taken into account) to exceed both 1) the expense cap in place at the time such amounts were waived; and 2) the  Acquiring  Fund's current expense cap.

Responses:

(a)  The Registrants confirm that there will be no recoupment of fees and expenses waived before Reorganization by an Acquired Fund.

(b)	See response to comment 25(b).

(c)
The Registrants note that an Acquiring Fund’s prospectus clearly discloses that “[A]mounts contractually waived or reimbursed under the expense limitation agreement in a particular fiscal year may be recouped by the Manager within the next three fiscal years to the extent that recoupment will not cause the Fund’s expenses to exceed the lesser of any applicable limits in effect (i) at the time of the original waiver and (ii) at the time of such reimbursement, as supported by standard accounting practices.” The Registrants respectfully decline the comment to delete references to “fiscal” for the reasons stated in the response to comment 25(b) above.

37.	Text: The first sentence of the second paragraph in the section titled “FINANCIAL HIGHLIGHTS” on page 105 of the Joint Information Statement/Prospectus states:
This information, with the exception of the unaudited financial highlights for the period ended June 30, 2022, has been derived from information audited by PricewaterhouseCoopers LLP, the Funds’ independent registered public accounting firm, for fiscal years ended December 31, 2018 through December 31, 2021 whose report, along with each Fund’s financial statements, are included in the Annual Report to Shareholders and incorporated by reference into the Statement of Additional Information.
Comment: Add a hyperlink to the SAI.
Response:  The disclosure merely indicates that the information is incorporated by reference into the  statement of additional information (“SAI”).  No hyperlink is needed to the SAI in this disclosure instance.  The hyperlink to the SAI is included earlier in the Joint Information Statement/Prospectus where the SAI is specifically incorporated by reference into the Joint Information Statement/Prospectus.  As noted in comment 38 below, hyperlinks will be added to the SAI.
Comments on the SAI

Mark A. Cowan, Esq.
U.S. Securities and Exchange Commission
January 17, 2023

38.	Text: Page 2 of the statement of additional information under the section titled “INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM”
Comment:  References to shareholder reports incorporated by reference should be hyperlinked in the statement of additional information.
Response:  Hyperlinks will be added to the statement of additional information.
Comments on the Part C
39.	Text: Exhibit 12 of the Part C- Form of Tax Opinion
Comment: Tax opinion must state that counsel consents to being named in the Registration Statement.
Response:  The final tax opinion will contain a consent to being named in the Registration Statement.

The Registrants believe that they have fully responded to the SEC staff’s comments.  If, however, you have any further questions or require further clarification of any response, please contact me at (215) 564-8149.

Respectfully submitted,

/s/ Kenneth L. Greenberg, Esq.